            February 6, 2007

Securities and Exchange Commission
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

   Attention:   Ms. Sara Kalin, Branch Chief - Legal

Re:	MP Environmental Funding LLC (“MP Funding”) Registration Statement on Form S-1 Filed January 5, 2007 File No. 333-139820 (“Registration Statement”)

Dear Ms. Kalin:

We thank you for your letter of comments dated February 2, 2007 with respect to the Registration Statement. We also appreciate your willingness to consider MP Funding’s responses to certain of your comments in advance of the filing of Amendment No. 1 to the Registration Statement.

On behalf of our client, MP Funding, we are responding to certain of your comments as set forth below. Terms not defined below are used as defined in the Registration Statement.

All page references in this letter are to the pages in the preliminary prospectus included in the pdf copy of the Registration Statement which we sent at the request of John Stickel.

Cover Page

COMMENT

6.
Please expand your cover page disclosure to briefly describe any credit enhancement for the transaction. For example, we note your reference on page 9 to an excess funds and a capital account to be used for credit enhancement. We also note your reference on page 10 to swap agreements. Revise accordingly.

RESPONSE

Other than the true-up mechanism (which is described on the cover page), there is no credit enhancement for the transaction.

Ms. Sara Kalin
Securities and Exchange Commission
February 6, 2007

▪
The capital subaccount is established for the purpose of satisfying tax and bankruptcy-remoteness concerns. The amount held in the capital subaccount will be 0.5% of the initial principal amount of the bonds (approximately $1.75 million on an initial $350 million offering) consistent with IRS rules. While such amounts may be used to make debt service payments on the bonds under certain circumstances, their primary purpose is not to provide or serve as credit enhancement for the bonds. Any role as credit enhancement is merely incidental and insignificant, and not unlike any other capital infusion in a company that may be used to pay operating and other expenses of the company when needed.

▪
The excess funds subaccount will not hold any funds at the time of issuance of the bonds. Thereafter, the excess funds subaccount may temporarily hold for six months or less extra environmental control charge remittances, if any, not needed to make required payments on the bonds. Indeed, the periodic adjustments of the environmental control charges will be calculated to eliminate any amounts held in the excess funds subaccount each time there is a true-up.

▪
The swap agreements would be interest rate swap agreements designed purely to convert floating rate interest rate(s) on the bonds, if any, to fixed interest rate(s), and not as a form of credit enhancement.

Thus, because none of the foregoing are credit enhancements or are intended as such, MP Funding does not believe that any of the foregoing should be discussed on the cover page. MP Funding will revise the cover page to reference the presence of the capital subaccount and, if, contrary to MP Funding’s current intention, any credit enhancement (other than the true-up mechanism) is added to the bonds, MP Funding will expand the cover page disclosure to briefly describe any such credit enhancement. Given the strength of the true-up mechanism, MP Funding does not foresee the need to add any other credit enhancement.

Prospectus Summary, page 3

COMMENT

8.
We note your disclosure at the top of page 7 indicating that you may acquire additional separate property, including property other than environmental control property, and issue one or more additional series of securities that are supported by such additional and separate property or other collateral. Please revise here and throughout the prospectus as necessary to clarify what types of additional property you are referring to. We note that Note 1 to your financial statements indicates that you were formed for the “sole purpose of purchasing and owning environmental control property to be acquired from MPR.” Furthermore, please confirm that additional issuances of securities will be registered on separate registration statements.

Ms. Sara Kalin
Securities and Exchange Commission
February 6, 2007

RESPONSE

MP Funding has been organized to serve as a finance subsidiary of Mon Power. As envisaged and authorized by the financing order, MP Funding’s organizational documents as well as the transaction documents supporting the bonds give it the authority and flexibility to issue additional indebtedness (including additional debt securities that are not environmental control bonds) in future transactions, with the approval of the PSC. The PSC may authorize and direct Mon Power to use MP Funding as a ready and cost-effective vehicle to implement other financings for the benefit of West Virginia ratepayers. MP Funding will revise Note 1 to the financial statements to delete wording regarding its sole purpose. Any additional issuances of securities will be registered on separate registration statements (absent reliance on an applicable exemption from the registration requirement of the Securities Act of 1933, as amended) and as a condition precedent to any such issuances, the credit ratings of outstanding bonds may not be reduced, suspended or withdrawn.

Given the foregoing, MP Funding does not believe that it is necessary or practical for it to identify each separate property or collateral that it may potentially acquire in the future. However, MP Funding will revise the referenced and later sections of the prospectus to provide greater clarity as to the extent of its ability to issue additional indebtedness as described above in this response, and a general description of the types of additional property that may support such indebtedness.

In addition, as noted above, absent an applicable exemption, additional issuances of securities will be registered on separate registration statements.

PSC-Guaranteed True-Up Mechanism and State Pledge Will Limit Credit Risk, page 25

COMMENT

9.	Please revise to remove your assertion that the true-up mechanism and state pledge effectively eliminate any credit risk associated with the bonds.

RESPONSE

In analyzing its disclosure obligations under the federal securities law and in preparing the prospectus, both we and MP Funding have carefully considered the referenced description, given the features and attributes of the bonds and the unique property securing the bonds. The disclosure on pages 25 and 26 is that the true-up mechanism and state pledge “serve to effectively eliminate, for all practical purposes and circumstances, any credit risk to the payment of the bonds (i.e., that sufficient funds will be available and paid to discharge all principal and interest obligations when due).” We and MP Funding believe that the description is both accurate and balanced.

Ms. Sara Kalin
Securities and Exchange Commission
February 6, 2007

▪
Accurate in that it identifies a fundamental and defining characteristic of the bonds that distinguishes them from other corporate securities - i.e., there is no practical purpose or circumstance that would cause sufficient funds not to be available and paid to discharge all principal and interest obligations when due. Unlike the property securing most other corporate securities, the environmental control property (which includes the true-up mechanism protected by the state pledge) is a continuing statutory right to impose and collect a charge on all customers in Mon Power’s existing and future West Virginia electric service territory based on their consumption of an essential commodity - electricity; this charge cannot be avoided; all customers share in the liabilities of all other customers in the event of non-payment of this charge as might be needed to service the bonds on time; this charge must be adjusted on all customers for any shortfall regardless of the reason at least semi-annually or more often to guarantee timely payment of principal and interest when due; there is no “cap” or limit on the amount of the charge; and there is no time limit on the imposition and collection of the charge. After careful consideration, we and MP Funding are unaware of any practical purpose or circumstance which would render the description inaccurate.

▪
Balanced in that the description is tempered by the words "for all practical purposes and circumstances." It is further balanced by an immediately following reference to the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” portions of the prospectus.

Given the foregoing, we and MP Funding believe that the disclosure is appropriate and that it is desirable to communicate such a fundamental and defining characteristic to investors in a “plain English” manner so that they can readily and easily understand and evaluate the unique credit strength of the bonds.

The Issuer, page 28

COMMENT

10.
Please revise this section to better explain your business activities. In this regard, we note that you were organized as a special purpose limited liability company for the purpose of holding the environmental control property and issuing bonds secured by such property. As you know, this structure is very similar to many asset backed issuers who have no operations, no financial statements and report under Regulation AB. However, you have included financial statements with your filing and have officers and managers to manage your business. Please revise to disclose what your business activities will consist of. Ensure that your response explains why you believe financial statements are necessary and the types of assets and income you expect to be reflected once your business begins its operations.

Ms. Sara Kalin
Securities and Exchange Commission
February 6, 2007

RESPONSE

As noted above in the response to Comment 8, MP Funding is a finance subsidiary of Mon Power. Unlike the organizational documents of asset backed issuers, MP Funding’s organizational documents as well as the transaction documents supporting the bonds gives it the authority and flexibility to issue additional indebtedness (including additional debt securities that are not environmental control bonds) in future transactions. This has been done in response to the financing order. Because MP Funding is not passive and will be a series trust, MP Funding is not qualified to issue asset-backed securities for purposes of Regulation AB or report under Regulation AB.

We and MP Funding do not read Regulation S-X as providing an exception to the general rule requiring financial statements of registrants that are not asset-backed issuers. MP Funding believes that showing the effects of the various transactions that it may undertake now and in the future could be meaningful to investors. We and MP Funding believe that MP Funding’s financial statements will provide an important and meaningful source for such analysis.

In Amendment No.1 to the Registration Statement, MP Funding will revise the referenced section to more fully explain its potential business activities as described above in this response.

Continuing Disclosure, page 30

COMMENT

12.
As a follow-up to comment 10 above, we note that your disclosure in this section refers to Form l0-Q, does not refer to Form 10-D and seems to indicate that your Exchange Act reporting will not follow the guidelines set forth in Regulation AB. Please provide us with a comprehensive analysis as to why you believe this approach will provide the best disclosure for investors. Ensure that your response addresses why 10-Qs would be appropriate when the monthly statements you will provide to investors appear very similar to the information filed on Form 10-D by asset-backed issuers. Additionally, explain why reporting under Regulations S-K and S-X would serve investors better than reporting under Regulation AB given that you do not appear to have any operations to report on and, in fact, are organized much like a typical asset-backed issuer.

RESPONSE

As noted above, MP Funding will be a finance subsidiary of Mon Power and a series trust and will not be qualified to issue asset-backed securities for purposes of Regulation AB. MP Funding believes that it should file its periodic reports under Section 15(d) of the Securities

Ms. Sara Kalin
Securities and Exchange Commission
February 6, 2007

Exchange Act of 1934, as amended, in conformity with the reporting regime generally applicable to corporate issuers. This will bring the disclosure and periodic reporting treatment for the bonds in line with treatment of the bonds for federal income tax purposes and with financial statement reporting for the bonds. This will be less confusing to investors.

In addition, as noted above, MP Funding may issue additional indebtedness, for which a corporate reporting regime may also be more appropriate. We and MP Funding believe that it would also be less confusing to investors if it consistently conforms to the corporate reporting regime across all transactions for the finance subsidiary.

Importantly, under the transaction documents, MP Funding’s Form 10-Qs, in addition to meeting the requirements of Regulations S-K and S-X, will include the information typically included in a Form 10-D filed by asset-backed issuers (to the extent applicable).

In sum, investors will receive the relevant information contemplated under each of the corporate and asset-backed regimes: comprehensive and time-tested materials and information required under Regulations S-K and S-X, in addition to the applicable information that would be required under Regulation AB if the bonds were asset-backed securities.

MP Funding will respond to the balance of your comments in Amendment No. 1 to the Registration Statement and the cover letter which accompanies said Amendment No. 1. When MP Funding files Amendment No.1, we will provide you with marked copies of Amendment No. 1.

Please contact me at (212)-603-2204, Mahendra Churaman at (212)-603-8971 or Amanda J. Skov at (724)-838-6166 if you have any questions or further comments.

Sincerely,
By:	/s/ Robert J. Reger, Jr.
Robert J. Reger, Jr. Counsel to MP Environmental Funding LLC